ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 27, 2025

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Marion Graham
Matthew Derby
Lisa Etheredge
Robert Littlepage

Re:	NIQ Global Intelligence plc

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted May 30, 2025

CIK No. 0002054696

Ladies and Gentlemen:

On behalf of our client, NIQ Global Intelligence plc (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, a registration statement on Form S-1 (the “Registration Statement”). The Registration Statement reflects revisions to Amendment No. 2 to Draft Registration Statement previously submitted by the Company to the Commission on May 30, 2025, made in response to the comment letter addressed to the Company dated June 18, 2025 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For reference purposes, the comments contained in the Staff’s letter dated June 18, 2025 are reproduced below in bold and the corresponding responses are shown below the comments. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors, page 27

1.

We note that affiliates of J.P Morgan Securities LLC are also lenders under your Revolving Credit Facility. Please revise to add appropriate risk factor disclosure regarding the risk to investors from the existence of a “conflict of interest” within the meaning of Rule 5121 of FINRA because affiliates of certain of the underwriters are lenders under your Revolving Credit Facility and will each receive at least 5% of the net proceeds from the offering in connection with the repayment of amounts outstanding under your Revolving Credit Facility. In addition, revise to the summary as appropriate to include cross reference(s) to the appropriate risk factors.

Division of Corporation Finance

Securities and Exchange Commission

June 27, 2025

Response to Comment 1:

In response to the Staff’s comment, the Company has added risk factor disclosure on page 65 of the Registration Statement. In addition, the Company has revised the summary to include a cross reference to the added risk factor disclosure on page 18 of the Registration Statement.

Principal and Selling Shareholders, page 191

2.

We note your response to prior comment 8. We further note that Advent International, L.P. have voting control of the company. Please revise to provide a materially complete discussion regarding how voting and investment decisions are made for the Advent Shareholder and NIM. In addition, include disclosure regarding the qualitative impact on the governance of the company.

Response to Comment 2:

In response to the Staff’s comment, the Company has added disclosure regarding how voting and investment decisions are made for the Advent Shareholder and NIM on page 205 of the Registration Statement. In addition, the Company respectfully directs the Staff to pages 66 and 178 of the Registration Statement, which includes disclosure and related risks regarding the qualitative impact of the voting control by investment funds affiliated with Advent International, L.P. on governance of the Company, including the fact that the Company will be a controlled company under the listing rules of the New York Stock Exchange.

*  *   *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7063 or my colleague, Craig Marcus, at (617) 951-7802. Thank you in advance for your assistance.

Very truly yours,

/s/ Thomas Fraser

Thomas Fraser

Enclosures

cc:	James Peck, NIQ Global Intelligence plc

John Blenke, NIQ Global Intelligence plc

Craig Marcus, Ropes & Gray LLP

Richard Fenyes, Simpson Thacher & Bartlett LLP

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